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                                                                EXHIBIT 99.3

        BEVERLY HILLS, Calif., Jan 12 /PRNewswire/ -- GIANT GROUP, LTD. (NYSE:
GPO) announced that on January 10, 1996 it purchased 127,527 shares of its common stock for an aggregate cost of $1,120,966. Such shares were acquired in two unsolicited privately negotiated transactions.

        Since the end of the third quarter of 1995, the Company has purchased in the open market or in unsolicited privately negotiated transactions an aggregate of 592,427 shares of its common stock for an aggregate cost of $5,665,081.

        As of the close of business on January 10, 1996, the Company had outstanding 4,478,385 shares of common stock.

        -0-                             1/12/96
/CONTACT:       Terry Christensen of GIANT GROUP, 310-553-3000/(GPO)

CO:  GIANT GROUP, LTD.
ST: California
IN: RST
SU:


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